FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓         Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ______      No       ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

the option proposal relating to the proposed merger of China Unicom Limited and China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”) by way of a scheme of arrangement of the Registrant under Section 166 of the Hong Kong Companies Ordinance, jointly made by China Unicom Limited and the Registrant in English on August 15, 2008.

Document 1

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this letter or as to the action to be taken, you should consult a licensed securities dealer or other registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

This Option Proposal is only made to persons located in Hong Kong, the PRC or Japan. If you are a citizen or resident or national of or located in a jurisdiction outside Hong Kong, the PRC and Japan, you should inform yourself about and observe any applicable legal or regulatory requirements. It is your responsibility, if you wish to receive the Special Unicom Options to be granted pursuant to the Option Proposal, to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities or legal requirements and the payment of any taxes due in respect of such jurisdiction.

Unless the context otherwise requires, all capitalised terms used in this letter have the meanings set out in the scheme document dated 15 August 2008 (the “Scheme Document”) jointly issued by Netcom and Unicom.

This letter should be read in conjunction with the accompanying Scheme Document.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this letter, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

J.P. MORGAN SECURITIES (ASIA PACIFIC) LIMITED Financial Adviser to China Unicom Limited	CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED Lead Financial Adviser to China Unicom Limited

15 August 2008

To the Netcom Optionholders

Dear Sir or Madam,

OPTION PROPOSAL
IN RELATION TO
THE PROPOSED MERGER OF CHINA UNICOM LIMITED AND
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT OF
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE

1.        INTRODUCTION

On 2 June 2008, the boards of directors of Unicom and Netcom jointly announced that Unicom had formally presented the Proposals to the board of directors of Netcom (the “Netcom Board”) and requested the Netcom Board to put forward the Proposals to the Netcom Shareholders for consideration of the merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance.

The Proposals, which comprise the Share Proposal, the ADS Proposal and the Option Proposal, involve the cancellation of all of the Scheme Shares (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to 4:30 p.m. on Friday, 10 October 2008 (the “Options Exercise Deadline”) and the Netcom Shares underlying the Netcom ADSs) and all of the Netcom ADSs and the Netcom Options oustanding at the Scheme Record Time. Upon the Scheme becoming effective, Netcom will become a wholly-owned subsidiary of Unicom and the listings of the Netcom Shares and the Netcom ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, will be withdrawn.

On behalf of Unicom, we are making the Option Proposal to the Netcom Optionholders, subject to and conditional upon the Scheme becoming effective.

The purpose of this letter is to set out the terms of the Option Proposal, the details of the Special Purpose Unicom Share Option Scheme and the actions which you may take in relation to your outstanding Netcom Options. You are advised to also refer to the Scheme Document when considering the actions which you may take in relation to your outstanding Netcom Options.

Your attention is also drawn to the terms of the Netcom Share Option Scheme and, in particular, Clauses 9 and 11 of the Netcom Share Option Scheme.

2.        TERMS OF THE OPTION PROPOSAL

Pursuant to the Option Proposal, which is conditional upon the Scheme becoming effective, Unicom will grant you Special Unicom Options in consideration for the cancellation of the outstanding Netcom Options held by you at the Scheme Record Time (whether vested or not). To the extent that you do not exercise your outstanding Netcom Options prior to the Options Exercise Deadline, your Netcom Options that remain outstanding at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Netcom Board and you will automatically be granted Special Unicom Options in consideration for the cancellation of your outstanding Netcom Options.

The number of Special Unicom Options that will be granted to you and the exercise price of a Special Unicom Option will be determined in accordance with the formula set out below:

Number of Special Unicom Options = A x BExercise price of each Special Unicom Option = C / A where:

A is the Share Exchange Ratio of 1.508 Unicom Shares for every Scheme Share cancelled under the Scheme;

B is the number of outstanding Netcom Options held by you at the Scheme Record Time; and

C is the exercise price of an outstanding Netcom Option held by you at the Scheme Record Time,

provided that fractions of Special Unicom Options will not be granted to you.

Based on the formula set out above, the exercise prices of the Special Unicom Options to be granted in consideration for the cancellation of your outstanding Netcom Options are as follows:

Date of Grant of Outstanding Netcom Options	Exercise Price of Outstanding Netcom Options	Exercise Price of Special Unicom Options to be Granted

22 October 2004	HK$8.40	HK$5.57
6 December 2005	HK$12.45	HK$8.26

The above formula ensures that the value of the Special Unicom Options received by you is equivalent to the “See-Through Price” of your outstanding Netcom Options, that is, the value determined by deducting the exercise price of the relevant Netcom Option from the value of HK$27.87 of a Scheme Share under the Share Proposal, being the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price.

The Special Unicom Options will be granted by Unicom pursuant to the Special Purpose Unicom Share Option Scheme, which is proposed to be adopted by Unicom at the Unicom EGM. The terms of the Special Purpose Unicom Share Option Scheme will be substantially the same as the terms of the Netcom Share Option Scheme. Please refer to paragraph 3 headed “Terms of the Special Purpose Unicom Share Option Scheme” below for further details of the Special Purpose Unicom Share Option Scheme.

The Option Proposal is conditional upon the Scheme becoming effective. The conditions of the Scheme are set out in paragraph 4 headed “Conditions of the Proposals and the Scheme” in the Explanatory Statement in the Scheme Document. You are also advised to refer to paragraph 18 headed “Registration and Despatch of Unicom Share Certificates, Unicom ADSs and Option Grant Letters”, paragraph 20 headed “Overseas Netcom Shareholders, Netcom ADS Holders and Netcom Optionholders” and paragraph 22 headed “Taxation” in the Explanatory Statement in the Scheme Document.

Your attention is drawn to the letter from the Independent Board Committee to the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders and the letter from Rothschild, the independent financial adviser to the Independent Board Committee, set out in the Scheme Document which contain the recommendations of the Independent Board Committee and Rothschild, respectively, in relation to the Option Proposal.

3.        TERMS OF THE SPECIAL PURPOSE UNICOM SHARE OPTION SCHEME

The terms of the Special Purpose Unicom Share Option Scheme will be substantially the same as the terms of the Netcom Share Option Scheme, save for the following:

(a)
the exercise price of a Special Unicom Option granted will be such price as will result in the value of the Special Unicom Options received by the Netcom Optionholders being equivalent to the See-Through Price; and

(b)	other than the Special Unicom Options to be granted pursuant to the Option Proposal, no further Special Unicom Options will be granted under the Special Purpose Unicom Share Option Scheme.

A summary of the principal terms of the Special Purpose Unicom Share Option Scheme is set out in the Appendix to this letter.

Unicom applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirement of Rule 17.03(9) of the Listing Rules so that the exercise price of the Special Unicom Options granted under the Special Purpose Unicom Share Option Scheme will be the price described in paragraph 2 headed “Terms of the Option Proposal” above instead of a price to be determined by reference to the closing price or the five day average closing price of a Unicom Share prior to the date of grant of the Special Unicom Options as required by Rule 17.03(9) of the Listing Rules. The reasons for the waiver application are that (i) the Option Proposal ensures that the Netcom Optionholders will receive a consideration for their outstanding Netcom Options which is comparable to the consideration which the Scheme Shareholders will receive for the cancellation of their Scheme Shares, (ii) the Option Proposal is a unique case and strict compliance with the requirement of Rule 17.03(9) of the Listing Rules would be unfair and impractical and (iii) the Option Proposal would also ensure that the Netcom Optionholders are incentivised to remain in the employment of the Enlarged Group following the completion of the Scheme.

Save for the waiver from strict compliance with the requirement of Rule 17.03(9) of the Listing Rules, the Special Purpose Unicom Share Option Scheme will comply with the requirements of Chapter 17 of the Listing Rules.

The adoption of the Special Purpose Unicom Share Option Scheme by Unicom is subject to the satisfaction of the following conditions:

(a)	the approval of the Unicom Shareholders having been obtained at the Unicom EGM for the adoption of the Special Purpose Unicom Share Option Scheme;

(b)	the Hong Kong Stock Exchange having granted its approval for the listing of, and permission to deal in, the Unicom Shares to be issued upon the exercise of the Special Unicom Options; and

(c)	the Scheme becoming effective.

An application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Unicom Shares to be issued upon the exercise of the Special Unicom Options.

Subject to the satisfaction of the conditions referred to above, the Special Purpose Unicom Share Option Scheme will become effective on the Effective Date.

Assuming that the Scheme becomes effective on 15 October 2008, the letter granting you Special Unicom Options pursuant to the Option Proposal is expected to be despatched to you on or before 25 October 2008.

4.        COURSES OF ACTION AVAILABLE TO NETCOM OPTIONHOLDERS

In summary, the choices available to you in respect of your outstanding Netcom Options are as follows:

(1)
If you wish to receive Special Unicom Options in respect of your outstanding Netcom Options at the Scheme Record Time, you do not need to do anything. Your outstanding Netcom Options at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Netcom Board pursuant to Clause 11 of the Netcom Share Option Scheme and, in consideration for the cancellation of your outstanding Netcom Options at the Scheme Record Time, Unicom will grant to you Special Unicom Options. The number of Special Unicom Options that will be granted to you and the exercise price of such Special Unicom Options will be determined in accordance with the formula set out in paragraph 2 headed “Terms of the Option Proposal” above. If the Scheme becomes effective, you will receive an Option Grant Letter and an accompanying form of acknowledgement which you should sign and return to Unicom by no later than 30 November 2008 to confirm the receipt and acceptance of the Special Unicom Options granted to you and your agreement to be bound by the terms of the Special Purpose Unicom Share Option Scheme and the Option Grant Letter.

(2)
You may exercise all or any of your outstanding and vested Netcom Options prior to the Options Exercise Deadline. The Netcom Shares issued to you prior to or at the Scheme Record Time pursuant to the exercise of your outstanding and vested Netcom Options will constitute Scheme Shares and you will be eligible to receive the consideration for the cancellation of your Scheme Shares under the Scheme, that is:

For every Scheme Share cancelled ........................................................................ 1.508 new Unicom Shares

Therefore, if you wish to become eligible to participate in the Scheme as a holder of Scheme Shares, you must exercise your outstanding Netcom Options which have vested in accordance with the terms of the Netcom Share Option Scheme and prior to the Options Exercise Deadline.

Any of your Netcom Options that remain outstanding at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Netcom Board pursuant to Clause 11 of the Netcom Share Option Scheme and, in consideration for the cancellation of your outstanding Netcom Options at the Scheme Record Time, Unicom will grant to you Special Unicom Options. The number of Special Unicom Options that will be granted to you and the exercise price of such Special Unicom Options will be determined in accordance with the formula set out in paragraph 2 headed “Terms of the Option Proposal” above. If the Scheme becomes effective, you will receive an Option Grant Letter and an accompanying form of acknowledgement which you should sign and return to Unicom by no later than 30 November 2008 to confirm the receipt and acceptance of the Special Unicom Options granted to you and your agreement to be bound by the terms of the Special Purpose Unicom Share Option Scheme and the Option Grant Letter.

Each outstanding Netcom Option you hold is independent and you should make a separate decision for each such Netcom Option.

For further details, please refer to the remaining sections of this letter, the Scheme Document and the Netcom Share Option Scheme.

5.        IF THE SCHEME DOES NOT BECOME EFFECTIVE

If the Scheme does not become effective, the Option Proposal will lapse and:

(a)
to the extent you have any outstanding Netcom Options which have not been exercised, such Netcom Options will remain unaffected and will be exercisable in accordance with the terms of the Netcom Share Option Scheme; and

(b)	any Netcom Shares allotted and issued to you pursuant to your exercise of any of your outstanding Netcom Options prior to the Scheme Record Time will not be cancelled.

6.        OUTSTANDING NETCOM OPTIONS HELD AS AT THE LATEST PRACTICABLE DATE

Information on the outstanding Netcom Options held by you as at the Latest Practicable Date is available from the Company Secretary of Netcom. If you exercise any of your outstanding Netcom Options after the Latest Practicable Date, the Option Proposal will only be in respect of your outstanding Netcom Options at the Scheme Record Time.

7.        LAPSED NETCOM OPTIONS

You should note that nothing in this letter or the Scheme Document serves to extend the life of a Netcom Option which lapses, will lapse or has already lapsed under the terms of the Netcom Share Option Scheme.

8.        INDEPENDENT FINANCIAL ADVICE

The information provided in this letter is intended to give you factual details on which to base your decision as to the action you wish to take.

If you are in doubt as to any aspect of this letter or as to the action to be taken, you should consult a licensed securities dealer or other registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

9.        GENERAL

(1)
All communications, notices, letters of grant and other documents of any nature to be delivered by or sent to or from you will be delivered by or sent to or from you at your own risk and neither Unicom nor Netcom accepts any liability for any loss or any other liabilities whatsoever which may arise as a result.

(2)	The Option Proposal is governed by, and construed in accordance with, the laws of Hong Kong.

(3)	The English language text of this letter shall prevail over the Chinese language text in the event of any inconsistency.

Yours faithfully For and on behalf of China International Capital Corporation (Hong Kong) Limited	Yours faithfully For and on behalf of J.P. Morgan Securities (Asia Pacific) Limited
Massey Li Susan Hong Managing Director	Charles Li Managing Director

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE SPECIAL PURPOSE UNICOM SHARE OPTION SCHEME

The following is a summary of the principal terms of the Special Purpose Unicom Share Option Scheme.

1.        Purpose of the Special Purpose Unicom Share Option Scheme

The Special Purpose Unicom Share Option Scheme is proposed to be adopted by Unicom in connection with the Proposals and provides Unicom with a means to incentivise and retain the Netcom Optionholders, who are middle to senior management staff of the Netcom Group, and to encourage them to diligently achieve an enhancement in the value of Unicom.

2.        Eligible Participants

Only Netcom Optionholders who hold Netcom Options at the Scheme Record Time (whether vested or not) (the “Eligible Participants”) shall be entitled to be granted Special Unicom Options.

3.        Maximum Number of Unicom Shares

The total number of Special Unicom Options to be granted by Unicom to all Eligible Participants under the Special Purpose Unicom Share Option Scheme shall be equal to the product of (a) the Share Exchange Ratio and (b) the number of Netcom Options outstanding as at the Scheme Record Time. The maximum number of Unicom Shares which may be issued upon the exercise of all Special Unicom Options to be granted under the Special Purpose Unicom Share Option Scheme and any other share option schemes of Unicom must not in aggregate exceed 10% of the issued share capital of Unicom as at the date of approval of the Special Purpose Unicom Share Option Scheme.

4.        Maximum Entitlement of Each Eligible Participant

The number of Special Unicom Options which shall be granted to an Eligible Participant shall not exceed such number of Special Unicom Options determined in accordance with the formula set out in paragraph 5(b) below.

5.        Grant of Special Unicom Options

(a)	The board of directors of Unicom (the “Unicom Board”) shall grant the Special Unicom Options to the Eligible Participants no later than 10 days after the Effective Date.

(b)
The number of Special Unicom Options to be granted by the Unicom Board to an Eligible Participant and the exercise price of such Special Unicom Options shall be determined in accordance with the following formula:

Number of Special Unicom Options = A x B

Exercise price of each Special Unicom Option = C / A

where:

A is the Share Exchange Ratio;

B is the number of outstanding Netcom Options held by an Eligible Participant at the Scheme Record Time; and

C is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time,

provided that fractions of Special Unicom Options will not be granted to any Eligible Participant.

Based on the formula set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HK$5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HK$8.26.

(c)      No amount is payable on acceptance of the grant of a Special Unicom Option.

6.        Exercise of Special Unicom Options

(a)	The Special Unicom Options may only be exercised in accordance with the vesting schedules referred to in paragraphs 6(b) and 6(c) below.

(b)
Special Unicom Options granted to Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the “2004 Netcom Options”) and held by them as at the Scheme Record Time (the “Special Purpose 2004 Unicom Options”) shall be effective from the Effective Date until 16 November 2010. Any Special Purpose 2004 Unicom Option not exercised by 16 November 2010 shall lapse automatically. The Special Purpose 2004 Unicom Options shall only be exercised in batches in accordance with the vesting schedule below. The maximum number of Special Purpose 2004 Unicom Options that can be exercised at each tier shall not exceed the limits set out below:

(i)
100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2006 to 16 November 2010 may be exercised at any time from the Effective Date to 16 November 2010 (the “First Tier”);

(ii)
100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2007 to 16 November 2010 may be exercised at any time from the Effective Date to 16 November 2010 (the “Second Tier”);

(iii)
100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2008 to 16 November 2010 may be exercised at any time from the Effective Date to 16 November 2010 (the “Third Tier”); and

(iv)
100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 17 May 2009 to 16 November 2010 may be exercised at any time from 17 May 2009 to 16 November 2010 (the “Fourth Tier”).

(c)
Options granted to Eligible Participants in respect of the 2005 Netcom Options granted to them on 6 December 2005 (the “2005 Netcom Options”) and held by them as at the Scheme Record Time (the “Special Purpose 2005 Unicom Options”) shall be effective from the Effective Date until 5 December 2011. Any Special Purpose 2005 Unicom Option not exercised by 5 December 2011 shall lapse automatically. The Special Purpose 2005 Unicom Options shall only be exercised in batches in accordance with the vesting schedule below. The maximum number of Special Purpose 2005 Unicom Options that can be exercised at each tier shall not exceed the limits set out below:

(i)
100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2007 to 5 December 2011 may be exercised at any time from the Effective Date to 5 December 2011 (the “First Tier”);

(ii)
100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2008 to 5 December 2011 may be exercised at any time from 6 December 2008 to 5 December 2011 (the “Second Tier”);

(iii)
100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2009 to 5 December 2011 may be exercised at any time from 6 December 2009 to 5 December 2011 (the “Third Tier”); and

(iv)
100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Scheme Record Time which are exercisable from 6 December 2010 to 5 December 2011 may be exercised at any time from 6 December 2010 to 5 December 2011 (the “Fourth Tier”).

7.        Performance Targets

(a)
The exercise of a portion of the Special Unicom Options of the Eligible Participants (excluding Eligible Participants who were senior management and directors of Netcom prior to the Effective Date) exercisable at each tier pursuant to the vesting schedule referred to in paragraph 6 above (the “Adjustable Options”) shall be subject to the results of the performance review of the grantee in respect of the year immediately preceding the commencement of the relevant tier as measured against Unicom’s performance review plan. Part or all of the Adjustable Options shall be subject to cancellation depending upon the results of the performance review. The Adjustable Options shall be determined by Unicom with reference to the number of Special Unicom Options exercisable at each tier, the expected yield of each Special Unicom Option and the difference between the average price of the Unicom Shares in the year immediately preceding the commencement of the relevant tier and the exercise price of the Special Unicom Options.

(b)
In the event that the grantee is to be demoted, his unvested Special Unicom Options pursuant to the vesting schedule will be reduced to reflect his new position and the reduced Special Unicom Options will automatically lapse.

8.        Ranking of Unicom Shares

The Unicom Shares allotted and issued upon the exercise of a Special Unicom Option will rank pari passu in all respects with the Unicom Shares in issue on the date on which the Special Unicom Option is duly exercised (the “Exercise Date”), other than the rights and benefits attached to the Unicom Shares prior to the Exercise Date.

9.        Rights Attaching to Special Unicom Options

Special Unicom Options which are outstanding shall not be entitled to any dividend and voting rights.

10.      Adjustments to the Exercise Price and the Number of Unicom Shares Subject to the Special Unicom Options

In the event of a capitalisation issue, rights issue, sub-division or consolidation of Unicom Shares or reduction of capital, the Unicom Board has the right to make corresponding alterations to the number of Unicom Shares involved in the Special Unicom Options granted under the Special Purpose Unicom Share Option Scheme and the exercise price, provided that the proportion of the total number of Unicom Shares involved in the Special Purpose Unicom Share Option Scheme to the total number of issued Unicom Shares shall remain unchanged. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and no adjustment shall be made the effect of which would be to enable Unicom Shares to be issued at less than its nominal value.

11.      Rights on Cessation of Employment

(a)
If the grantee of a Special Unicom Option ceases to be an employee because of misconduct or criminal conviction, all the Special Unicom Options granted (irrespective of whether such Special Unicom Options are exercisable in accordance with the relevant vesting schedule) (the “Effective Options”) not yet exercised shall lapse on the date of cessation of his employment and such Effective Options shall in no circumstances be exercisable.

(b)
If the grantee of a Special Unicom Option is transferred internally to Unicom Parent and its controlled entities, Netcom Parent and its controlled entities, or Unicom and its subsidiaries, the grantee shall be entitled to exercise the Special Unicom Options in accordance with the vesting schedule and the Special Purpose Unicom Share Option Scheme.

(c)
If the grantee of a Special Unicom Option is transferred out of Unicom with Unicom’s consent (for reason other than paragraph 11(b) above), the grantee may, at any time within 90 days of the date of the cessation of his employment, exercise the Special Unicom Options which are exercisable as at the date of the cessation of his employment as well as the Special Unicom Options which are exercisable at the tier immediately following the tier that applies to the grantee at the date of cessation of his employment. Any such Special Unicom Options which are not exercised within the 90-day period shall lapse automatically. All the Special Unicom Options exercisable at later tiers shall lapse automatically.

(d)
If the grantee of a Special Unicom Option retires, the grantee may, at any time within 90 days of the date of his retirement, exercise the Effective Options which have not yet been exercised. Any such Effective Options which are not exercised within the 90-day period shall lapse automatically.

(e)
If the grantee of a Special Unicom Option ceases to be an employee for any reason other than death, loss of capacity or any of the reasons as referred to under paragraphs 11(a), 11(b), 11(c) or 11(d) above and for reason of his resignation, all of his Effective Options not yet exercised shall lapse on the date of cessation of his employment.

12.      Rights on Death

If the grantee of a Special Unicom Option dies and none of the grounds for cessation of employment as referred to in paragraph 11(a) above has occurred, Effective Options granted (but not yet exercised) shall be vested in the grantee’s estate and the grantee’s personal representatives or authorised persons shall be entitled to exercise such Effective Options within 90 days of the date of the grantee’s death. Any such Effective Options which are not exercised within the 90-day period shall lapse automatically.

13.      Rights on Loss of Capacity

The guardian of the grantee of a Special Unicom Option or authorised persons may, at any time during the period within 90 days of the date of the loss of capacity of such grantee, exercise the Effective Options granted to such grantee but not yet exercised as at the date of the loss of capacity of such grantee. Any such Effective Options which are not exercised within the 90-day period shall lapse automatically.

14.      Rights on Change of Control

(a)
If, following the Effective Date and the issue of Unicom Shares pursuant to the Scheme, (i) any person, entity or organisation acquires or becomes the holder of 30% or more of the Unicom Shares in issue or the voting rights attached to Unicom’s issued securities (or such percentage of voting rights as may be prescribed under the Takeovers Code to trigger a mandatory general offer requirement), (ii) Unicom is a party to any material reorganisation, merger or acquisition which has been unanimously approved by the Unicom Shareholders or (iii) Unicom is liquidated or reorganised (each a “change of control”), the Effective Options which are held by the grantee but outstanding shall become immediately exercisable for a period of 12 months from the date on which the change of control occurs.

(b)	The following circumstances shall not be regarded as a change of control for the purpose of paragraph 14(a)(i) above:

(i)	the acquiring person(s), entity(ies) or organisation(s) is/are connected with Unicom within the definition of the Hong Kong Companies Ordinance;

(ii)	the Unicom Shares or the voting rights (as the case may be) are acquired by Unicom; and

(iii)	the Unicom Shares or the voting rights (as the case may be) are acquired by the employee share option scheme established or supervised by Unicom (or by the related trust funds).

15.      Cancellation of Special Unicom Options

(a)	The Unicom Board may resolve to cancel any Special Unicom Options granted but not yet exercised.

(b)	Lapsed Special Unicom Options shall be automatically cancelled on the date of lapse.

(c)
The increase in the number of Special Unicom Options exercisable by a grantee as a result of another tier of the vesting schedule applying (for example, (A) when the First Tier applies, the Special Unicom Options exercisable at the First Tier shall be deemed as the increase in the number of Special Unicom Options exercisable by the grantee and (B) when the Second Tier applies, the Special Unicom Options exercisable at the Second Tier shall be the increase in the number of Special Unicom Options exercisable by the grantee) shall be subject to cancellation upon the happening of any of the following events:

(i)	the annual performance review of Unicom for the year preceding the commencement of the relevant tier shows that Unicom is unable to meet the performance review targets;

(ii)
the issuance of a negative opinion by Unicom’s accountants or Unicom’s accountants being unable to issue an opinion on the financial reports in respect of the year preceding the commencement of the relevant tier; or

(iii)
where the Supervisory Panel or the audit authorities for State-owned enterprises of the State Council have raised material objections to the results or the annual report of Unicom in respect of the year preceding the commencement of the relevant tier.

16.      Period of the Special Purpose Unicom Share Option Scheme

Unless the Unicom Board terminates the Special Purpose Unicom Share Option Scheme in accordance with its power under the terms of the Special Purpose Unicom Share Option Scheme, the Special Purpose Unicom Share Option Scheme will remain in effect during the period commencing on the Effective Date and ending on 30 September 2014 (inclusive), being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted, and will automatically terminate upon the expiration of such period.

17.      Termination of the Special Purpose Unicom Share Option Scheme

The Unicom Board may at any time terminate the Special Purpose Unicom Share Option Scheme, and in such event the Special Unicom Options granted under the Special Purpose Uniom Share Option Scheme (to the extent not already exercised) may still be exercised pursuant to the rules of the Special Purpose Unicom Share Option Scheme or may be cancelled by the Unicom Board pursuant to paragraph 15(a) above.

18.      Rights are Personal to the Grantee

A Special Unicom Option is personal to the grantee and neither the Special Unicom Option nor any relevant rights may be transferred, assigned or otherwise disposed of by the grantee to any other person, except for the transmission of a Special Unicom Option on the death of a grantee to his personal representatives or authorised persons. Any breach of the foregoing by a grantee shall entitle Unicom to cancel any Special Unicom Option granted to such grantee to the extent not already exercised.

19.      Lapse of a Special Unicom Option

A Special Unicom Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(a)	the expiry of the period referred to in paragraph 6(b) or 6(c) above (as the case may be);

(b)	the occurrence of the event referred to in paragraph 7(b) above;

(c)	the expiry of any of the periods or dates referred to in paragraphs 11, 12, 13 and 14(a) above;

(d)	the date on which the Unicom Board resolves to cancel the Special Unicom Option granted pursuant to paragraph 15(a) above; and

(e)	the date on which the Unicom Board exercises Unicom’s right to cancel the Special Unicom Option by reason of a breach of paragraph 18 above in respect of that or any other Special Unicom Option.

20.      Amendments to the Special Purpose Unicom Share Option Scheme

(a)
The Unicom Board may amend any of the provisions of the Special Purpose Unicom Share Option Scheme and the terms of the Special Unicom Options (including amendments in order to comply with changes in legal or regulatory requirements) at any time.

(b)
Any alterations to the matters set out in the Listing Rules which are to the advantage of grantees of Special Unicom Options shall only be made with the approval of Unicom Shareholders in general meeting.

(c)
Any alterations to the terms and conditions of the Special Purpose Unicom Share Option Scheme which are of a material nature shall be approved by the Unicom Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Special Purpose Unicom Share Option Scheme.

(d)
Any change to the authority of the Unicom Board in relation to alteration of the terms of the Special Purpose Unicom Share Option Scheme shall be approved by the Unicom Shareholders in general meeting.

(e)	The amended Special Purpose Unicom Share Option Scheme and the terms thereof shall comply with the relevant requirements of the Listing Rules.

21.      General

(a)	The Special Purpose Unicom Share Option Scheme shall become effective on the Effective Date.

(b)
The Special Purpose Unicom Share Option Scheme shall be administered and interpreted by the Remuneration Committee of Unicom subject to the Listing Rules. The Human Resources Department of Unicom shall be responsible for the implementation of the Special Purpose Unicom Share Option Scheme, and the formulation of the implementation rules of each grant which shall be put forward to the Unicom Board for approval.

(c)	The Special Purpose Unicom Share Option Scheme and all Special Unicom Options granted shall be governed by, and construed in accordance with, Hong Kong law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By          /s/ Huo Haifeng
By          /s/ Mok Kam Wan

Name:   Huo Haifeng and Mok Kam Wan
Title:      Joint Company Secretaries

Date: August 14, 2008